UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 16, 2005

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 16, 2005, Independence Holding Company issued a press release announcing Record 2004 Fourth Quarter and 2004 Operating Results. A copy of which is attached as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert

Date: March 17, 2004

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY   **CONTACT: TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES RECORD
FOURTH QUARTER AND 2004 RESULTS

Stamford, Connecticut, March 16, 2005. Independence Holding Company (NYSE: IHC) today reported record 2004 fourth quarter and 2004 results.

Financial Results

Net income increased 35% to $6,343,000, or $.44 per share, diluted, for the fourth quarter of 2004 compared to $4,705,000, or $.33 per share, diluted, for the fourth quarter of 2003. The fourth quarter of 2004 included realized and unrealized securities gains, net of tax of $111,000, or $.01 per share, diluted, versus losses of $137,000, or ($.01) per share, diluted, for the fourth quarter of 2003. Revenues increased 14% to $56,451,000 for the fourth quarter of 2004 compared to 2003 fourth quarter revenues of $49,707,000.

Net income increased 23% to $22,939,000, or $1.60 per share, diluted, for the year ended December 31, 2004 compared to $18,593,000, or $1.30 per share, diluted, for the same period in 2003. The year ended December 31, 2004 included realized and unrealized securities gains, net of tax, of $1,631,000, or $.11 per share, diluted, versus net gains of $206,000, or $.01 per share, diluted, for the year ended 2003. Revenues increased 20% for the 2004 year to $225,669,000 compared to 2003 revenues of $187,878,000.

 The Company provided tax expense in 1992 and prior years in a memorandum tax account designated as "policyholders' surplus." As a result of tax law changes in 2004, the Company reduced 2004 fourth quarter and year-to-date income tax expense by $1,122,000 for the reversal of the prior years' income tax provisions. The Company intends to implement the distribution requirements of this tax law which will eliminate any future policyholders' surplus account tax.

IHC owns 40% of the common stock of American Independence Corp. (NASDAQ: AMIC), which is accounted for on the equity method and has a carrying value, including goodwill, of $33,334,000 at December 31, 2004. As mentioned in previous news releases, IHC's interest in AMIC's earnings is burdened twice: (i) by a non-cash provision for taxes recorded by AMIC and (ii) by a deferred tax charge at the IHC level. This burden amounted to $2,124,000 for the 2004 year.

Chief Executive Officer's Comments

        Roy T.K. Thung, Chief Executive Officer, commented, "We are delighted that we have again generated record results for the quarter and year ended December 31, 2004, despite pre-tax expenses related to Sarbanes-Oxley compliance of almost $1 million. Our net income increased 35% for the fourth quarter and 23% for the year, and our revenues increased 14% and 20%, respectively. We now have assets of approximately $1 billion and own 40% of AMIC, which has federal net operating loss carryforwards of $280 million. We are particularly pleased with the

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expansion in 2004 into multiple new lines of health insurance to complement our core medical stop-loss, life and disability businesses. The groundwork laid in 2004 for these new lines will reap benefits in 2005, and will have an even greater impact in 2006. In the first quarter of this year, we 100% co-insured (with the expectation of assuming) a $50 million block of employer-sponsored group major medical, acquired Health Plan Administrators ("HPA"), a leading administrator of short-term medical products, and invested in a telemarketing joint venture which will produce additional group major medical premiums. These new relationships, as well as other opportunities which we are currently analyzing, provide us with a controlled platform from which we can cross-sell our diversified mix of health insurance products. We are looking forward to continuing to enhance shareholder value, and we remain quite optimistic as to IHC's outlook for 2005."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its subsidiaries, Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Strategic Health Associates Inc., and its affiliate, AMIC. Standard Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its employer medical stop-loss and managed care managing general underwriters.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
FOURTH QUARTER REPORT
DECEMBER 31, 2004
(In Thousands Except Per Share Data)

	Three Months Ended December 31,		Year Ended December 31,	
	2004	**2003**	**2004**	**2003**
Premiums earned	$ 44,492	$ 40,399	$ 174,067	$ 149,407
Net Investment income	10,135	8,843	42,915	35,796
Net realized and unrealized gains (losses)	133	(205)	2,394	313
Equity income on AMIC	523	585	2,334	2,292
Other income	1,168	85	3,959	70
Revenues	56,451	49,707	225,669	187,878
Insurance benefits, claims and reserves	31,608	27,439	125,942	102,175
Amortization of DAC	2,890	1,739	8,542	7,025
Interest expense on debt	750	290	2,338	898
Selling and general expenses	13,082	12,921	55,217	49,038
Expenses	48,330	42,389	192,039	159,136
Income before income tax	8,121	7,318	33,630	28,742
Income tax expense	1,778	2,613	10,691	10,149
Net Income	$ 6,343	$ 4,705	$ 22,939	$ 18,593
Basic Income Per Common Share	$ .45	$ .34	$ 1.63	$ 1.33
Weighted average basic common shares	14,124	13,907	14,058	13,963
Diluted Income Per Common Share	$ .44	$ .33	$ 1.60	$ 1.30
Weighted average diluted common shares	14,443	14,231	14,372	14,249

As of December 31, 2004, there were 14,102,766 shares outstanding, net of treasury shares.